

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 26, 2008

<u>Via U.S. Mail</u>

Stephen F Fisher
Executive VP- Operations and Chief Financial Officer
Entercom Communications Corp.
401 City Avenue, Suite 809
Bala Cynwyd, PA 19004

 RE: Entercom Communications Corp.
 Form 10-K for the Year ended December 31, 2007
 Filed February 22, 2008
 Form 10-Q for the quarter ended June 30, 2008
 Filed on August 6, 2008
 File No. 1-14461

Dear Mr. Fisher:

 We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended June 30, 2008

Note 3 Intangible assets and goodwill, page 14

     Broadcasting licenses

1. It is unclear to us why you refer to "reporting unit" in connection with the impairment test of your broadcasting licenses. Further, you disclosed that "in connection with the company's annual review of its goodwill during the second quarter of 2008 …the company determined that the fair value of several of its markets broadcasting licenses was impaired under the second step of its goodwill analysis." It appears to us that you combined licenses and goodwill when you performed the impairment test. For your guidance, the unit of accounting can only include indefinite-lived intangibles – these assets can't be combined with <u>goodwill</u> or with a finite-lived asset. In this regard, please provide us with the following information:

    - The *unit of accounting* used to perform the impairment test on the broadcasting licenses and how you determined the unit of accounting for impairment purposes under paragraph 17 of SFAS 142.
    - Describe in more detail how you performed the impairment test for your broadcasting licenses
    - Describe in more detail how you performed the goodwill impairment test.

Note 4 Acquisitions and unaudited pro forma summary, page 16

2. Please refer to the exchange of radio stations with Bonneville in March 2008. Based on your disclosures it appears that you accounted for this transaction as a business combination as required by the last sentence of paragraph 10 of SFAS 141; however, it is unclear why your disclosure states that "the fair value of the assets acquired in exchange for the assets disposed was recorded for under SFAS 153, Exchange of Non-monetary assets – an amendment of APB 29". Please advise.

*   *   *   *

     Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director